LEXMARK SAVINGS PLAN

PLAN #002  EIN #06-1308215

Report on Audits of Financial Statements
 and Supplemental Schedule

As of December 31, 2010 and 2009
and for the year ended
December 31, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ______________________

Commission file number 1-14050

A.	Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:
Lexmark Savings Plan

B.	Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, Kentucky 40550

Form 11-K
Lexmark Savings Plan
December 31, 2010
____

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule*:

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	19

Exhibit:

Consent of Independent Registered Public Accounting Firm

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
Lexmark Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lexmark Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mountjoy Chilton Medley LLP

Mountjoy Chilton Medley LLP
Louisville, Kentucky
June 2, 2011

LEXMARK SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

(in thousands of dollars)
____

	2010	2009

Assets

Investments	$646,990	$568,744

Receivables:
Employer contributions	1,001	995
Other	-	127
Notes receivable from participants	7,876	7,308

Total receivables	8,877	8,430

Total assets	655,867	577,174

Liabilities

Other payables	473	161

Total liabilities	473	161

Net assets reflecting all investments at fair value	655,394	577,013

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(2,446)	(873)

Net assets available for benefits	$652,948	$576,140

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

(in thousands of dollars)
____

Additions to net assets attributed to:
Investment income from interest and dividends	$11,959
Net appreciation in fair value of investments	62,398

Contributions:
Employer	19,443
Participants	30,845

Total contributions	50,288

Total additions	124,645

Deductions from net assets attributed to:
Benefits paid to participants	(47,652)
Administrative expenses	(185)

Total deductions	(47,837)

Net increase	76,808

Net assets available for benefits:

Beginning of year	576,140

End of year	$652,948

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Notes to Financial Statements
_____

1. Plan Description

The Lexmark Savings Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a contributory defined contribution plan in which all U.S. employees of Lexmark International, Inc. (the “Company” or “Employer”) and certain designated U.S. subsidiaries of the Company who are: (i) compensated by salary or by commission, or partly by salary and partly by commission, (ii) eligible for full medical coverage by the Company or its designated U.S. subsidiary, (iii) subject to the periodic performance evaluation process established by the Company or its designated U.S. subsidiary and (iv) included in a classification of employees that is eligible under the rules and regulations established by the Company or its designated U.S. subsidiary to participate in “time off with pay” benefits such as vacation, sick leave and personal leave, are eligible to participate.

Contributions

The Plan is funded by voluntary employee pretax contributions up to a maximum of 50% of total annual eligible compensation up to a maximum of $16,500 for the Plan years ending December 31, 2010 and 2009.  The maximum employee contribution is $16,500 for the 2011 Plan year.  All employees who were eligible to make elective deferrals under the Plan and who had attained age 50 before the close of the Plan year ending December 31, 2010 and 2009 were eligible to make catch-up contributions up to $5,500.  The catch-up contribution amount for 2011 is $5,500.  The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period.  The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan (known as “rollover contributions”). Rollover contributions, included in Contributions - Participants on the Statement of Changes in Net Assets Available for Benefits, totaled $1,010,024 for the year ended December 31, 2010.

Plan participants can designate some or all of their elective deferrals as designated Roth contributions, which are included in gross income, rather than traditional, pretax elective contributions.  Participants must irrevocably elect to treat some or all of their deferrals as designated Roth contributions at the time of deferral.  Contributions that were initially treated as pretax cannot later be converted to Roth contributions, and vice versa.  However, for distributions occurring after September 27, 2010, a participant who is eligible to elect a direct rollover of his or her plan accounts may elect to transfer to the participant’s Roth contribution account as an eligible rollover distribution part or all of his/her vested non-designated Roth contribution accounts, provided the direct rollover otherwise meets the requirements of the Plan.  Roth account balances can be distributed tax-free if the following requirements for a qualified distribution are satisfied: distribution occurs at least 5 years after the participant’s first designated Roth contribution and the distribution is attributable to the participant’s attainment of age 59½, disability or death.  The five-year waiting period begins on the first day of the year in which designated Roth contributions are initially made.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan's active investment funds.  The minimum allocation to each fund is 1%.

The Company makes an automatic employer contribution of 1% of the participant’s compensation into the Plan on an annual basis.  The Company may also make a discretionary employer matching contribution.  For 2010, the Company made a discretionary employer matching contribution of 100% of the first 5% of the participant’s compensation contributed to the Plan.  In addition, the Company may make a discretionary employer contribution from time to time.  No discretionary employer contributions were made in 2010.  All Employer contributions, if any, may be allocated to the investment fund by the participant in any manner desired by the participant, subject to the requirements set forth in the paragraph above.

Allocations to Participants

Contributions to the Plan are allocated to the accounts of the participants on a biweekly basis. Earnings of the Plan are allocated on a daily basis.  The investment fund options provided by the Trustee are mutual funds, except for the Lexmark Stock Fund which is a direct purchase stock fund and the Fixed Income Fund which is a commingled fund.

Vesting

Participants are fully vested in their contributions and earnings thereon at all times.  Participants also immediately vest in the automatic employer contribution, as well as the discretionary employer matching contribution, if any.  However, discretionary employer contributions, if any, are subject to a three-year vesting requirement.

Withdrawals

A participant who has attained age 59½ may withdraw in cash part (minimum of $500) or all of his/her account balance provided that such participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need.  Earnings and Company contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months.  In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

Distributions

In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date.  The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $1,000, such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $1,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will be considered.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A Common Stock.  Fractional shares are distributed in cash.

Notes Receivable from Participants

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan.  A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period.  No loan will be made while any other loan is in default.  An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment.  Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years; however, the participant may prepay the loan at any time.  Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan Administrator.  The fixed rate of interest applied to each loan is the prime rate as published in the Wall Street Journal on the first day of the quarter in which the loan is made plus 1.25%.  As of December 31, 2010, loan interest rates in effect ranged from 4.50% to 9.75% with various maturity dates.  Payment of the loan is made in substantially level payments through payroll deductions.  Payments of principal and interest are allocated to the investment funds elected for current contributions.  A participant may continue to contribute to the Plan while he/she has an outstanding loan balance.  Participant loans are valued at unpaid principal balance plus accrued but unpaid interest.

Forfeitures

Any portion of a participant's account balance in which the participant is not vested upon termination of employment constitutes a forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

his/her termination of employment.  Forfeitures are applied first to reduce any Plan administrative fees.  Any remaining forfeitures during any Plan year are applied to the Company's contribution obligation.  There were no forfeitures of participant balances during 2010.  The cumulative balance of forfeited nonvested accounts totaled $1,521 and $246 as of December 31, 2010 and 2009, respectively, and changed year-to-year due to an administrative adjustment of the account balance.  No forfeitures were used in 2010 to offset the Company’s matching contributions and administrative fees.

Exchanges

A participant may reallocate his/her account balance among the various investment options on a daily basis; however, there are certain restrictions that apply to participant exchanges.  A participant may not transfer funds directly from the Fixed Income Fund to the Fidelity Retirement Government Money Market Fund because this is considered a “competing,” or similar, fund.  Funds must first be transferred from the Fixed Income Fund to a “non-competing” fund for at least 90 days.

In addition, certain funds require the participant to pay a redemption fee if contributions or exchanges into that fund are exchanged out of that fund within a specified time period, typically 90 days or less.

A participant may make unlimited exchanges into and out of the Lexmark Stock Fund (prior to April 21, 2009, a participant could make unlimited exchanges out of and one exchange into the Lexmark Stock Fund per quarter).  However, from the first day of the last month of each calendar quarter until after that quarter’s earnings results for the Company are announced (the “Window Period”) a participant may not make an exchange into the Lexmark Stock Fund.  A participant, who is not a senior manager or an executive of the Company, is permitted to make an exchange out of the Lexmark Stock Fund during the Window Period.  Senior managers and executives of the Company may not exchange into or out of the Lexmark Stock Fund during the Window Period.  All executive officers subject to Section 16 of the Securities and Exchange Act of 1934 must obtain Plan sponsor approval for transactions that involve the Lexmark Stock Fund.

2.	Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective dates of the financial statements and the changes in net assets available for Plan benefits during the respective reporting periods.  Actual results could differ from those estimates.  The following is a summary of the significant accounting policies followed by the Plan in the preparation of its financial statements:

Valuation of Assets

Mutual funds are valued at quoted market prices that represent the net asset value of shares held

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

by the Plan at year-end.  The Lexmark Class A Common Stock is stated at fair value as quoted by the New York Stock Exchange.  Short-term investments, receivables and cash are stated at cost, which approximates fair value.

Generally accepted accounting principles (“GAAP”) requires that investment contracts held by a defined contribution plan be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy.  Changes in the fair value could significantly affect the Plan's net assets available for benefits.

Net Appreciation/Depreciation

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

Subsequent Events

Management has evaluated subsequent events for accounting disclosure requirements through the date that the financial statements were issued, and noted no events occurring during the evaluation period that would require recognition or disclosure in the financial statements.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements which requires new disclosures and clarifies existing disclosures required under current fair value guidance. Under the new guidance, a reporting entity must disclose separately gross transfers in and gross transfers out of Levels 1, 2, and 3 and describe the reasons for the transfers. A reporting entity must also disclose and consistently follow its policy for determining when transfers between levels are recognized. There were no transfers between levels during 2010. The new guidance also requires separate presentation of purchases, sales, issuances, and settlements rather than net presentation in the Level 3 reconciliation. The ASU also makes clear the appropriate level of

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

disaggregation for fair value disclosures, which is generally by class of assets and liabilities, as well as clarifies the requirement to provide disclosures about valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall under Level 2 or Level 3. The new disclosure requirements were effective for the Plan year ending December 31, 2010 with the exception of the requirement to separately disclose purchases, sales, issuances, and settlements which will be effective for the Plan year ending December 31, 2011. The Plan has not early adopted the 2011 requirements as permitted under the guidance.

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, which requires that participant loans be classified as notes receivable for GAAP purposes and measured at unpaid principal balance plus accrued but unpaid interest. Previously these participant loans were classified as Plan investments, and were subject to the fair value measurement and disclosure requirements of FASB ASC 820, Fair Value Measurements and Disclosures. This new standard eliminated the need to calculate fair values and present disclosures for these loans in accordance with FASB ASC 820. The amendments were effective for Plan years ending after December 15, 2010 and have been applied retrospectively to the prior period presented.

Reclassifications

Certain prior year amounts have been reclassified in these financial statements to conform to the current year presentation.  Such reclassifications had no effect on net assets available for benefits as previously reported.

3.  Investments

The investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2010 and 2009 are as follows (amounts in thousands of dollars, except share data):

	2010	2009
Investments at Fair Value:
*Fidelity Management and Research Company:
Low-Priced Stock Fund (2,114,857 and 2,174,364 shares,
respectively)	$81,126	$69,471
Spartan U.S. Equity Index Fund (798,406 and 766,833 shares,
respectively)	35,513	30,236
Contrafund (1,206,865 and 1,185,882 shares, respectively)	81,705	69,078
Diversified International Fund (1,921,890 and 1,991,751 shares,
respectively)	57,887	55,729
Vanguard Windsor II Fund (1,004,416 and 1,035,493 shares,
respectively)	45,761	43,522

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

PIMCO Total Return Fund Inst (4,183,258 and 3,703,433 shares)	45,388	39,997

*Other investments at fair value (individually less than 5% of net assets)	210,929	166,067

Total investments at fair value	558,309	474,100

Investments at Contract Value:

Fixed Income Fund:
Investments at contract value, including wrap contracts
(individually less than 5% of net assets)	86,235	93,771

Total investments	$644,544	$567,871

* Parties-in-interest to the Plan.

For the year ended December 31, 2010, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Lexmark Class A Common Stock	$6,141
Mutual and Commingled funds	56,257

Net appreciation in fair value of investments	$62,398

4.	Investment Contracts

The Fixed Income Fund of the Plan (the “Fund”) has entered into fully benefit-responsive guaranteed investment contracts (“GICs”) to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

The Fund enters into synthetic GIC arrangements, which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments.  The synthetic GICs are comprised of interests in commingled trusts or individual fixed income securities that are held in trust for the Fund.  The Fund then enters into a benefit-responsive “wrapper” contract with a third-party such as a financial institution or an insurance company which guarantees the Fund a specific value and rate of return for the commingled trust security or securities held in trust.

The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments; through adjustments

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

to the future interest crediting rate (which is the rate earned by participants for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula for the crediting interest rate that is based on the characteristics of the underlying fixed income portfolio. Over time, the crediting rate formula amortizes the GICs realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate.  In addition, participant withdrawals and transfers from the Plan are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value.”  If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case, and if the Adjustment from Fair Value to Contract Value amount is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contracted formula).

The interest crediting rates for the synthetic GICs ranged from 2.9% to 4.0% and 2.8% to 4.0% as of December 31, 2010 and 2009, respectively.  The average annual yields for the synthetic GICs ranged from 1.3% to 3.0% and 1.7% to 4.0% for the years ended December 31, 2010 and 2009, respectively.

5.     Fair Value Measurements

The accounting guidance for fair value measurements defines fair value, establishes a framework for measuring fair value in GAAP and requires disclosures about fair value measurements. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As part of the framework for measuring fair value, the guidance establishes a hierarchy of inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used to measure fair value during 2010.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stocks and U.S. government and agency securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate bonds: Valued at quoted prices in markets that are not active, broker dealer quotations, or other methods by which all significant inputs are observable, either directly or indirectly.

Commingled funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the funds.

Wrap contracts: Valued by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2010 and 2009 (amounts in thousands of dollars):

	Level 1	Level 2	Level 3	Total
December 31, 2010
Mutual funds:
Mid-large cap	$272,342	$-	$-	$272,342
Fixed income	67,141	-	-	67,141
International	57,887	-	-	57,887
Small cap	37,549	-	-	37,549

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

Money market	20,245	-	-	20,245
Common stocks, technology	27,907	-	-	27,907
U.S. government and agency securities:
Treasury securities	38,266	-	-	38,266
Agency securities	1,864	-	-	1,864
Aaa credit rating	8,769	-	-	8,769
Aa2 credit rating	234	-	-	234
No credit rating	2,512	-	-	2,512
Corporate bonds:
Aaa credit rating	-	3,412	-	3,412
Aa3 credit rating	-	976	-	976
Aa1 credit rating	-	527	-	527
Commingled funds:
Fixed income	-	31,230	-	31,230
Target date funds	-	76,059	-	76,059
Wrap contracts	-	-	70	70

Total assets at fair value	$534,716	$112,204	$70	$646,990

	Level 1	Level 2	Level 3	Total
December 31, 2009
Mutual funds	$391,822	$-	$-	$391,822
Common stocks	18,915	-	-	18,915
U.S. government and agency securities	54,855	-	-	54,855
Corporate bonds	-	4,061	-	4,061
Commingled funds	-	99,051	-	99,051
Wrap contracts	-	-	40	40
Total assets at fair value	$465,592	$103,112	$40	$568,744

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____

The tables below set forth a summary of changes in the fair value of the Plan's level 3 assets for the years ended December 31, 2010 and 2009 (amounts in thousands of dollars):

Wrap contracts
Fair value, January 1, 2009	$88
Unrealized gains/(losses) relating to instruments
still held at the reporting date	(48)
Fair value, December 31, 2009	40
Unrealized gains/(losses) relating to instruments
still held at the reporting date	30
Fair value, December 31, 2010	$70

Unrealized gains and losses included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

6.	Administrative Expenses

Expenses for administration of the Plan are paid jointly by participants and the Company.   Participants pay a quarterly participant fee (to the extent one is charged); operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures to the extent available, and thereafter by the Company.  Certain administrative services are provided at no cost to the Plan by the Company.

7.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated April 18, 2003, that the Plan and related trust, each as amended prior to April 18, 2003, are designed in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”), as amended, and are tax exempt under Section 501(a) of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and being operated in compliance with the applicable provisions of the Code.  On January 14, 2011, the Company filed a determination letter request with the Internal Revenue Service regarding the amendment and restatement of the Plan, executed by the Company on December 14, 2010.  Accordingly, a provision for federal income taxes has not been made.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued
_____
the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the respective taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.

Participants will not be subject to income tax withholding for pretax deferred compensation, unless required by state or local authority, until distribution or withdrawal of the pretax contribution account, in whole or in part.  Participants will be subject to income tax withholding on Roth contributions, but will not be subject to additional taxation upon distribution or withdrawal of the Roth contribution account, provided the distribution is a qualified distribution as discussed in Note 1, above.

A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the employer contribution account, in whole or in part.

8.	Plan Termination

The Company has the right under the terms of the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

9.	Investment Risk

The Plan provides for various investment options including the Company's Class A Common Stock and a number of mutual and commingled funds that invest in stocks, bonds, and other investment securities.  Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk.  The level of risk associated with certain investment securities and uncertainty related to changes in the value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

10.	Related-Parties and Party-in-Interest Transactions

At December 31, 2010 and 2009, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of Fidelity Management Trust Company (“FMTC”), the Plan's Trustee.  Fidelity Investments Institutional Operations Company, the Plan's recordkeeper, is also an affiliate of FMTC and FMR.

At December 31, 2010, the Plan held 801,461 shares of Lexmark Class A Common Stock valued at $27,906,857.  At December 31, 2009, the Plan held 728,049 shares of Lexmark Class

LEXMARK SAVINGS PLAN

Notes to Financial Statements

A Common Stock valued at $18,914,721.

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009 and change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010 (in thousands of dollars).
	2010	2009
Net assets available for benefits per the financial
statements	$652,948	$576,140
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	2,446	873
Net assets available for benefits per the Form 5500	$655,394	$577,013

	2010
Change in net assets available for benefits per the
financial statements	$76,808
Change in adjustment from contract value to fair
value for fully benefit-responsive investment
contracts	1,573
Change in net assets available for benefits per the
Form 5500	$78,381

12.	Plan Amendments

The Plan was amended and restated on December 14, 2010, to comply with multiple recent law changes.  In addition, the Plan was amended to eliminate the safe harbor employer matching contribution that matched 100% up to the first 5% of the participant’s compensation contributed on an annual basis, effective January 1, 2010.  The safe harbor employer matching contribution provision in the Plan was replaced with a provision providing for discretionary employer matching contributions.  The amount (if any), rate of which, and the timing of the allocation of such discretionary employer matching contribution shall be determined by the Company in its sole discretion.  For distributions occurring after September 27, 2010, the Plan was also amended to provide a participant, who is eligible to elect a direct rollover of his/her Plan account, the right to elect a transfer to the participant’s Roth contribution account as an eligible rollover distribution of his/her non-designated Roth contribution accounts, provided the direct rollover otherwise meets the requirements of the Plan.

SUPPLEMENTAL SCHEDULE

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Lexmark Class A Common Stock
*	Managed by Fidelity Management and Research Co.	Lexmark Stock Fund (Class A Common Stock) 801,461 shares		$ 27,906,857

	Mutual Funds

*	Managed by Fidelity Management and Research Co.	Contrafund K 1,206,865 shares		81,704,751
*	Managed by Fidelity Management and Research Co.	Low-Priced Stock K Fund 2,114,857 shares		81,125,910
*	Managed by Fidelity Management and Research Co.	Diversified International K Fund 1,921,890 shares		57,887,328
*	Managed by Fidelity Management and Research Co.	Retirement Govt. Money Market Portfolio 19,423,634 shares		19,423,634
*	Managed by Fidelity Management and Research Co.	Spartan U.S. Equity Index Fund 798,406 shares		35,513,088
*	Managed by Fidelity Management and Research Co.	Short-Term Interest Bearing Funds 4,316,397 shares		4,316,397
	Managed by J.P. Morgan Company	US Equity Fund 2,752,103 shares		28,236,576
	Managed by Pacific Investment Management Company LLC	PIMCO Total Return Fund Inst 4,183,258 shares		45,388,351
	Managed by Pacific Investment Management Co LLC	PIMCO High Yield Fund Inst 1,874,830 shares		17,435,923
	Managed by The Vanguard Group	Explorer Fund 249,560 shares		16,930,124
	Managed by The Vanguard Group	Windsor II Fund 1,004,416 shares		45,761,182
	Managed by American Beacon Funds	Small Cap Value Fund 1,036,126 shares		20,618,915
*	Managed by Fidelity Management and Research Co.	Cash Reserves Fund		1,040

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Commingled Funds

*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2000 CP Fund 311,475 shares		3,211,307
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2005 CP Fund 67,011 shares		689,546
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2010 CP Fund 691,023 shares		7,200,463
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2015 CP Fund 510,489 shares		5,217,202
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2020 CP Fund 1,548,490 shares		15,190,683
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2025 CP Fund 638,216 shares		6,241,750
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2030 CP Fund 2,201,251 shares		20,493,650
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2035 CP Fund 722,794 shares		6,729,209
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2040 CP Fund 735,080 shares		6,733,335
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2045 CP Fund 248,197 shares		2,273,488
*	Managed by Fidelity Management and Research Co.	PYR COR LFC 2050 CP Fund 229,687 shares		2,078,671
*	Participant Loans	Loans receivable – interest rates at prime plus 1.25%; ranging from 4.50% to 9.75%, maturing at various dates.	$0	7,876,486

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Fixed Income Fund:

	Managed by Invesco & State Street Global Advisors

	Colchester Money Market Fund	Short-Term Investment Fund		205,177
	CORP GOVT GTD	3.13% 06/15/2012		129,638
	CMBS CONDUIT	5.20% 09/10/2047		155,542
	Corp Bks&Trfts	3.40% 01/22/2015		131,616
	CMBS CONDUIT	4.52% 11/11/2041		59,118
	CMBS CONDUIT	4.55% 06/11/2041		137,640
	CORP GOVT GTD	2.13% 04/30/2012		127,987
	Corp Bks&Trfts	2.70% 11/25/2014		129,329
	AB-Bank Cred Cd	2.25% 12/23/2014		136,794
	CMBS CONDUIT	6.64% 01/17/2032		36,590
	MBSN AGY HYBRID	3.12% 08/01/2031		5,217
	MBS AGY HYB PP	6.56% 07/01/2036		45,554
	MBS AGY HYBRID	2.53% 11/01/2033		46,900
	MBS AGY SEQ	4.50% 06/15/2016		10,996
	MBS AGY NAS	4.50% 12/15/2018		50,567
	MBSN AGY NAS	5.00% 11/15/2034		132,518
	MBS AGY HYB PP	2.10% 09/01/2033		66,054
	MBS AGY HYB PP	2.12% 10/01/2033		50,864
	MBS AGY HYB PP	2.06% 11/01/2033		57,452
	US Agy Deb	0.63% 09/24/2012		250,679
	US Agy Deb	1.63% 10/26/2015		134,422
	US Agy Deb	2.75% 03/13/2014		131,683
	CORP GOVT GTD	3.00% 12/09/2011		128,234
	AB-RetailCredCd	3.69% 07/15/2015		130,051
	AB-RetailCredCd	2.54% 09/15/2014		177,300
	CMBS CONDUIT	6.47% 04/15/2034		38,399
	CMBS Defeased	6.88% 05/03/2018		265,478
	CORP GOVT GTD	2.13% 06/22/2012		127,857
	CMBS MIXED	6.53% 07/14/2016		169,603
	CMBS CONDUIT	5.59% 06/15/2031		262,377
	CMBS CONDUIT	4.93% 09/15/2030		138,922
	CMBS CONDUIT	6.23% 01/11/2043		145,782
	Corp Technology	0.88% 09/27/2013		74,750
	MBS NAG ARMALTA	2.56% 07/25/2034		58,402

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	AB-Auto Lease	2.07% 01/15/2015		151,151
	Corp Fin Other	4.65% 05/09/2013		135,261
	Corp Bks&Trfts	4.88% 03/16/2015		103,714
	MBS NAG ARMALTA	2.54% 03/25/2034		103,129
	AB-Prime Auto	4.64% 10/15/2012		60,387
	Corp Bks&Trfts	3.78% 04/29/2020		140,399
	US Treas Note	1.13% 01/15/2012		1,393,157
	US Treas Note	1.50% 12/31/2013		773,493
	US Treas Note	2.75% 10/31/2013		1,020,246
	US Treas Note	1.13% 06/15/2013		378,272
	US Treas Note	1.25% 08/31/2015		341,889
	US Treas Note	1.38% 03/15/2012		381,197
	US Treas Note	1.38% 05/15/2013		200,693
	US Treas Note	1.38% 09/15/2012		381,973
	US Treas Note	1.38% 11/15/2012		254,177
	US Treas Note	1.38% 11/30/2015		97,301
	US Treas Note	1.88% 02/28/2014		1,000,808
	US Treas Note	2.25% 01/31/2015		258,994
	US Treas Note	2.38% 02/28/2015		804,992
	US Treas Note	2.38% 10/31/2014		244,199
	US Treas Note	2.50% 03/31/2015		104,147
	US Treas Note	2.50% 04/30/2015		337,386
	US Treas Note	2.63% 06/30/2014		555,983
	US Treas Note	2.63% 11/15/2020		165,671
	US Treas Note	3.13% 08/31/2013		871,914
	CMBS CONDUIT	5.31% 07/15/2041		135,181
				14,345,206

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Colchester Money Market Fund	Short-Term Investment Fund		205,177
	CORP GOVT GTD	3.13% 06/15/2012		129,638
	CMBS CONDUIT	5.20% 09/10/2047		155,542
	Corp Bks&Trfts	3.40% 01/22/2015		131,616
	CMBS CONDUIT	4.52% 11/11/2041		59,118
	CMBS CONDUIT	4.55% 06/11/2041		137,640
	CORP GOVT GTD	2.13% 04/30/2012		127,987
	Corp Bks&Trfts	2.70% 11/25/2014		129,329
	AB-Bank Cred Cd	2.25% 12/23/2014		136,794
	CMBS CONDUIT	6.64% 01/17/2032		36,590
	MBSN AGY HYBRID	3.12% 08/01/2031		5,217
	MBS AGY HYB PP	6.56% 07/01/2036		45,554
	MBS AGY HYBRID	2.53% 11/01/2033		46,900
	MBS AGY SEQ	4.50% 06/15/2016		10,996
	MBS AGY NAS	4.50% 12/15/2018		50,567
	MBSN AGY NAS	5.00% 11/15/2034		132,518
	MBS AGY HYB PP	2.10% 09/01/2033		66,054
	MBS AGY HYB PP	2.12% 10/01/2033		50,864
	MBS AGY HYB PP	2.06% 11/01/2033		57,452
	US Agy Deb	0.63% 09/24/2012		250,679
	US Agy Deb	1.63% 10/26/2015		134,422
	US Agy Deb	2.75% 03/13/2014		131,683
	CORP GOVT GTD	3.00% 12/09/2011		128,234
	AB-RetailCredCd	3.69% 07/15/2015		130,051
	AB-RetailCredCd	2.54% 09/15/2014		177,300
	CMBS CONDUIT	6.47% 04/15/2034		38,399
	CMBS Defeased	6.88% 05/03/2018		265,478
	CORP GOVT GTD	2.13% 06/22/2012		127,857
	CMBS MIXED	6.53% 07/14/2016		169,603
	CMBS CONDUIT	5.59% 06/15/2031		262,377
	CMBS CONDUIT	4.93% 09/15/2030		138,922
	CMBS CONDUIT	6.23% 01/11/2043		145,782

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Corp Technology	0.88% 09/27/2013		74,750
	MBS NAG ARMALTA	2.56% 07/25/2034		58,402
	AB-Auto Lease	2.07% 01/15/2015		151,151
	Corp Fin Other	4.65% 05/09/2013		135,261
	Corp Bks&Trfts	4.88% 03/16/2015		103,714
	MBS NAG ARMALTA	2.54% 03/25/2034		103,129
	AB-Prime Auto	4.64% 10/15/2012		60,387
	Corp Bks&Trfts	3.78% 04/29/2020		140,399
	US Treas Note	1.13% 01/15/2012		1,393,157
	US Treas Note	1.50% 12/31/2013		773,493
	US Treas Note	2.75% 10/31/2013		1,020,246
	US Treas Note	1.13% 06/15/2013		378,272
	US Treas Note	1.25% 08/31/2015		341,889
	US Treas Note	1.38% 03/15/2012		381,197
	US Treas Note	1.38% 05/15/2013		200,693
	US Treas Note	1.38% 09/15/2012		381,973
	US Treas Note	1.38% 11/15/2012		254,177
	US Treas Note	1.38% 11/30/2015		97,301
	US Treas Note	1.88% 02/28/2014		1,000,808
	US Treas Note	2.25% 01/31/2015		258,994
	US Treas Note	2.38% 02/28/2015		804,992
	US Treas Note	2.38% 10/31/2014		244,199
	US Treas Note	2.50% 03/31/2015		104,147
	US Treas Note	2.50% 04/30/2015		337,386
	US Treas Note	2.63% 06/30/2014		555,983
	US Treas Note	2.63% 11/15/2020		165,671
	US Treas Note	3.13% 08/31/2013		871,914
	CMBS CONDUIT	5.31% 07/15/2041		135,181
				14,345,206

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Colchester Money Market Fund	Short-Term Investment Fund		205,177
	CORP GOVT GTD	3.13% 06/15/2012		129,638
	CMBS CONDUIT	5.20% 09/10/2047		155,542
	Corp Bks&Trfts	3.40% 01/22/2015		131,616
	CMBS CONDUIT	4.52% 11/11/2041		59,118
	CMBS CONDUIT	4.55% 06/11/2041		137,640
	CORP GOVT GTD	2.13% 04/30/2012		127,987
	Corp Bks&Trfts	2.70% 11/25/2014		129,329
	AB-Bank Cred Cd	2.25% 12/23/2014		136,794
	CMBS CONDUIT	6.64% 01/17/2032		36,590
	MBSN AGY HYBRID	3.12% 08/01/2031		5,217
	MBS AGY HYB PP	6.56% 07/01/2036		45,554
	MBS AGY HYBRID	2.53% 11/01/2033		46,900
	MBS AGY SEQ	4.50% 06/15/2016		10,996
	MBS AGY NAS	4.50% 12/15/2018		50,567
	MBSN AGY NAS	5.00% 11/15/2034		132,518
	MBS AGY HYB PP	2.10% 09/01/2033		66,054
	MBS AGY HYB PP	2.12% 10/01/2033		50,864
	MBS AGY HYB PP	2.06% 11/01/2033		57,452
	US Agy Deb	0.63% 09/24/2012		250,679
	US Agy Deb	1.63% 10/26/2015		134,422
	US Agy Deb	2.75% 03/13/2014		131,683
	CORP GOVT GTD	3.00% 12/09/2011		128,234
	AB-RetailCredCd	3.69% 07/15/2015		130,051
	AB-RetailCredCd	2.54% 09/15/2014		177,300
	CMBS CONDUIT	6.47% 04/15/2034		38,399
	CMBS Defeased	6.88% 05/03/2018		265,478
	CORP GOVT GTD	2.13% 06/22/2012		127,857
	CMBS MIXED	6.53% 07/14/2016		169,603
	CMBS CONDUIT	5.59% 06/15/2031		262,377
	CMBS CONDUIT	4.93% 09/15/2030		138,922
	CMBS CONDUIT	6.23% 01/11/2043		145,782

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Corp Technology	0.88% 09/27/2013		74,750
	MBS NAG ARMALTA	2.56% 07/25/2034		58,402
	AB-Auto Lease	2.07% 01/15/2015		151,151
	Corp Fin Other	4.65% 05/09/2013		135,261
	Corp Bks&Trfts	4.88% 03/16/2015		103,714
	MBS NAG ARMALTA	2.54% 03/25/2034		103,129
	AB-Prime Auto	4.64% 10/15/2012		60,387
	Corp Bks&Trfts	3.78% 04/29/2020		140,399
	US Treas Note	1.13% 01/15/2012		1,393,157
	US Treas Note	1.50% 12/31/2013		773,493
	US Treas Note	2.75% 10/31/2013		1,020,246
	US Treas Note	1.13% 06/15/2013		378,272
	US Treas Note	1.25% 08/31/2015		341,889
	US Treas Note	1.38% 03/15/2012		381,197
	US Treas Note	1.38% 05/15/2013		200,693
	US Treas Note	1.38% 09/15/2012		381,973
	US Treas Note	1.38% 11/15/2012		254,177
	US Treas Note	1.38% 11/30/2015		97,301
	US Treas Note	1.88% 02/28/2014		1,000,808
	US Treas Note	2.25% 01/31/2015		258,994
	US Treas Note	2.38% 02/28/2015		804,992
	US Treas Note	2.38% 10/31/2014		244,199
	US Treas Note	2.50% 03/31/2015		104,147
	US Treas Note	2.50% 04/30/2015		337,386
	US Treas Note	2.63% 06/30/2014		555,983
	US Treas Note	2.63% 11/15/2020		165,671
	US Treas Note	3.13% 08/31/2013		871,914
	CMBS CONDUIT	5.31% 07/15/2041		135,181
				14,345,206

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Colchester Money Market Fund	Short-Term Investment Fund		205,177
	CORP GOVT GTD	3.13% 06/15/2012		129,638
	CMBS CONDUIT	5.20% 09/10/2047		155,542
	Corp Bks&Trfts	3.40% 01/22/2015		131,616
	CMBS CONDUIT	4.52% 11/11/2041		59,118
	CMBS CONDUIT	4.55% 06/11/2041		137,640
	CORP GOVT GTD	2.13% 04/30/2012		127,987
	Corp Bks&Trfts	2.70% 11/25/2014		129,329
	AB-Bank Cred Cd	2.25% 12/23/2014		136,794
	CMBS CONDUIT	6.64% 01/17/2032		36,590
	MBSN AGY HYBRID	3.12% 08/01/2031		5,217
	MBS AGY HYB PP	6.56% 07/01/2036		45,554
	MBS AGY HYBRID	2.53% 11/01/2033		46,900
	MBS AGY SEQ	4.50% 06/15/2016		10,996
	MBS AGY NAS	4.50% 12/15/2018		50,567
	MBSN AGY NAS	5.00% 11/15/2034		132,518
	MBS AGY HYB PP	2.10% 09/01/2033		66,054
	MBS AGY HYB PP	2.12% 10/01/2033		50,864
	MBS AGY HYB PP	2.06% 11/01/2033		57,452
	US Agy Deb	0.63% 09/24/2012		250,679
	US Agy Deb	1.63% 10/26/2015		134,422
	US Agy Deb	2.75% 03/13/2014		131,683
	CORP GOVT GTD	3.00% 12/09/2011		128,234
	AB-RetailCredCd	3.69% 07/15/2015		130,051
	AB-RetailCredCd	2.54% 09/15/2014		177,300
	CMBS CONDUIT	6.47% 04/15/2034		38,399
	CMBS Defeased	6.88% 05/03/2018		265,478
	CORP GOVT GTD	2.13% 06/22/2012		127,857
	CMBS MIXED	6.53% 07/14/2016		169,603
	CMBS CONDUIT	5.59% 06/15/2031		262,377
	CMBS CONDUIT	4.93% 09/15/2030		138,922
	CMBS CONDUIT	6.23% 01/11/2043		145,782

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Corp Technology	0.88% 09/27/2013		74,750
	MBS NAG ARMALTA	2.56% 07/25/2034		58,402
	AB-Auto Lease	2.07% 01/15/2015		151,151
	Corp Fin Other	4.65% 05/09/2013		135,261
	Corp Bks&Trfts	4.88% 03/16/2015		103,714
	MBS NAG ARMALTA	2.54% 03/25/2034		103,129
	AB-Prime Auto	4.64% 10/15/2012		60,387
	Corp Bks&Trfts	3.78% 04/29/2020		140,399
	US Treas Note	1.13% 01/15/2012		1,393,157
	US Treas Note	1.50% 12/31/2013		773,493
	US Treas Note	2.75% 10/31/2013		1,020,246
	US Treas Note	1.13% 06/15/2013		378,272
	US Treas Note	1.25% 08/31/2015		341,889
	US Treas Note	1.38% 03/15/2012		381,197
	US Treas Note	1.38% 05/15/2013		200,693
	US Treas Note	1.38% 09/15/2012		381,973
	US Treas Note	1.38% 11/15/2012		254,177
	US Treas Note	1.38% 11/30/2015		97,301
	US Treas Note	1.88% 02/28/2014		1,000,808
	US Treas Note	2.25% 01/31/2015		258,994
	US Treas Note	2.38% 02/28/2015		804,992
	US Treas Note	2.38% 10/31/2014		244,199
	US Treas Note	2.50% 03/31/2015		104,147
	US Treas Note	2.50% 04/30/2015		337,386
	US Treas Note	2.63% 06/30/2014		555,983
	US Treas Note	2.63% 11/15/2020		165,671
	US Treas Note	3.13% 08/31/2013		871,914
	CMBS CONDUIT	5.31% 07/15/2041		135,181
				14,345,206

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	State Street Global Advisor	Passive Bond Market Index Non-Lending Series Fund – Class C		15,615,039

	State Street Global Advisor	Passive Bond Market Index Non-Lending Series Fund – Class C		15,615,039
	Total Fixed Income Fund			88,610,902

	Wrap contracts			69,717

				$ 654,866,485

*	Party-in-interest to the Plan.
**	These investments are participant directed and, therefore, cost information is not required to be presented.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEXMARK SAVINGS PLAN

Date: June 2, 2011

LEXMARK INTERNATIONAL, INC., as Plan Administrator of the Lexmark Savings Plan

By: /s/ Bruce J. Frost, Treasurer

      Bruce J. Frost, Treasurer

                                                                                   Index to Exhibit

       Number                                                        Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 33-80879 and 333-88303) of Lexmark International, Inc. of our report dated June 2, 2011 relating to the financial statements and supplemental schedule of the Lexmark Savings Plan, which appears in this Form 11-K for the year ended December 31, 2010.

/s/ Mountjoy Chilton Medley LLP

Mountjoy Chilton Medley LLP
Louisville, Kentucky
June 2, 2011